SF 622                              Page 3                           SAMPLE

                      WAIVER OF MONTHLY POLICY CHARGE RIDER




This rider is part of Your policy. It is issued in consideration of the application and deduction from Policy Value of the monthly cost of waiver rates for the benefits provided by this rider. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The Effective Date is the Policy Date unless another date is shown on the current Data Pages.

DEFINITIONS

Age Policy Anniversary means the policy anniversary on or next following the birthday designated.

         EXAMPLE: If the Policy Date is June 5, 2002, and the Insured is 65 years old on June 4, 2003, the Age 65 Policy Anniversary is June 5, 2003.

TOTAL DISABILITY

TOTAL DISABILITY - means disability which results from injury or sickness and prevents the Insured from working for pay or profit:

1. In the Insured's regular occupation during the first 2 years of the disability; and

2. Thereafter, in any occupation for which the Insured is reasonably fitted by education, training, or experience.

Until the Insured's 25th birthday, "working for pay or profit" includes attending school full time outside the home.

Total Disability also means (without regard to "working for pay or profit") the total and irrecoverable loss of:

1.   sight of both eyes;

2.   use of both hands;

3.   use of both feet; or

4.   use of one hand and one foot.

WAIVER PERIOD

Once the Insured has remained Totally Disabled for 6 continuous months, the waiver period begins:

1. On the Insured's Age 5 policy anniversary if the rider was issued and Total Disability began before and continues to that date; or

2. For all others, on the Monthly Date which follows the date Total Disability began.

In no event will a waiver period begin earlier than one year prior to Our receipt of Notice of the Insured's Total Disability.








The waiver period will continue as long as Total Disability continues uninterrupted, except that the waiver period:

1. Ends on the earlier of the policy Maturity Date or death of the Insured if Total Disability:

     a.   Begins prior to the Insured's Age 60 Policy Anniversary; and

     b.   Continues to the Insured's Age 65 Policy Anniversary.

2.   Ends on the Insured's Age 65 Policy Anniversary, if Total Disability:

a.   Begins on or after the Insured's Age 60 Policy Anniversary; and

b.   Begins before the Insured's Age 63 Policy Anniversary.

3.   Ends on the Insured's Age 65 Policy Anniversary, if Total Disability:

a.   Begins on or after the Insured's Age 63 Policy Anniversary; and

b.   Begins before the Insured's Age 65 Policy Anniversary.

DISABILITY BENEFITS

If the Insured becomes Totally Disabled while this rider is in force, on each Monthly Date during a waiver period We will waive (or credit to the Policy Value if already deducted) the Monthly Policy Charge for the policy benefits. If Monthly Policy Charges for policy benefits are being waived under this rider, Your policy will remain in force whether or not Your Net Surrender Value is sufficient to continue the Monthly Policy Charge.

If Death Benefit Option 1 is in effect when We begin to waive Your Monthly Policy Charges, We will change it to Option 2. You may not change the death benefit option or increase the Total Face Amount during a waiver period.

You may continue to pay premiums as described in Your policy.

COST OF WAIVER RIDER

The cost for the Waiver of Monthly Policy Charge Rider is deducted on each Monthly Date. The cost is1 multiplied by the result of 2 minus 3 where:

1.   Is the Cost of Waiver Rate as shown on the current Data Pages;

2. Is the death benefit at the beginning of the Policy Month divided by 1 plus the monthly guaranteed rate (1.0024663); and

3.   Is the Policy Value at the beginning of the month.

EXCEPTIONS

In no case will the Monthly Policy Charge be waived or credited under this rider if the Total Disability results from an intentional self-injury or service in the military forces of any country at war, declared or undeclared.

PROOF OF DISABILITY

We will require proof which satisfies Us of the Insured's Total Disability before any Monthly Policy Charge can be waived or credited. Such proof may include examination at Our expense by doctors We select.




We may require similar proof of the Insured's continued Total Disability from time to time during the first 2 years of Total Disability and once a year thereafter.

If such proof is not provided as We require, the waiver period will end and Monthly Policy Charges will again be deducted from Your Policy Value.

CLAIMS

We will not pay Disability Benefits under this rider unless We receive Notice of the claim while the Insured is living and remains Totally Disabled. Failure to comply however, will not invalidate a claim if it was not reasonably possible to give Notice within such time and Notice was given as soon as reasonably possible.

Even if Your policy terminates because of the expiration of a grace period, benefits under this rider may be paid if:

1. The Total Disability for which claim is made began before the end of the grace period;

2. We receive Notice of the claim within one year after the due date of the first unpaid Monthly Policy Charge; and

3.   All other conditions for this rider are met.

If Total Disability begins within the grace period, You must pay any unpaid Monthly Policy Charge due prior to the start of the waiver period before We will pay disability benefits under this rider.

TERMINATION

This rider ends on the first of:

1.   The termination of Your Policy;

2. The Insured's Age 65 Policy Anniversary, unless any waiver period is in effect; or

3. Our receipt of Your Notice to cancel it. The change will be effective on the Monthly Date on or next following the date We receive Notice. We may require that You send Your policy to Our office so We can record the cancellation.





President and Chief Executive Officer